                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires: January 31, 2005    /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/

+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

        Rubin                       Shelly                         A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                            760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

        Miami                       FL                                33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  LNR Property Corporation / LNR
                                             -----------------------------------

3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year  Apr-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Mo./Yr.)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director     X  Officer             ___ 10% Owner    ___ Other
                   ---- (give title below)                       (specify below)

    Vice President and Chief Financial Officer
    ------------------------------------------
    ----------------------------------------------------------------

7.  Individual of Joint/Group Filing

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instruc-                                         Owned at             Direct        Bene-
                         Day/        tion 8)                                          End of               (D) or        ficial
                         Year)   -----------------------------------------------      Month                Indirect      Owner
                                  Code / V       Amount / A or D / Price              (Instr. 3 and 4)     (Instr. 4)    (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock              N/A         N/A                  N/A                              191                I     By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            04/01/02       X            1,215 / A / 28.80                     6,215                D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common
Stock (1)                 N/A         N/A                  N/A                           15,000                D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common
Stock (2)                 N/A         N/A                  N/A                           10,000                D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (20,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(2) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 17, 2003 (10,000), and the remainder will vest on each of January 17, 2004, January 17, 2005 and January 17, 2006 to the extent of one-quarter of the total number of shares.

FORM 4 (continued)                      Table II Derivative Securites Acquired, Disposed of, or Beneficially Owned
                                                (e.g. puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                               Code/V                   (A)   (D)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  16.20                 N/A                 N/A               N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                24.8125                 N/A                 N/A               N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                17.3125                 N/A                 N/A               N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options               18.15625                 N/A                 N/A               N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options               26.84375                 N/A                 N/A               N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  31.30                 N/A                 N/A               N/A
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (3)          28.80                4/1/02                X             1,215 (D)
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (4)          36.00               4/25/02                I             4,167 (A)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-      11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship            ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form            of In-
                                 Date                                           ative       Secur-           of De-          direct
                                 (Month/Day/                                    Secur-      ities            rivative        Bene-
                                 Year)                                          ity         Bene-            Securities      ficial
                                                                                (Instr.     ficially         Bene-           Owner-
                                                                                5)          Owned            ficially        ship
                                                                                            at End           Owned at        (Instr.
                                                                                            of               End of          4)
                                                     Title/Amt.                             Month            Month
                               Exer/Expir.           or # of Shares                         (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                           02-05-98 / 02-04-03    Common Stock Options/ 8,221      N/A        8,221                D
------------------------------------------------------------------------------------------------------------------------------------
                           10-31-98 / 10-30-07    Common Stock Options/ 37,500     N/A       37,500                D
------------------------------------------------------------------------------------------------------------------------------------
                           01-01-99 / 12-14-07    Common Stock Options/ 26,250     N/A       26,250                D
------------------------------------------------------------------------------------------------------------------------------------
                           01-28-01 / 01-27-10    Common Stock Options/ 10,000     N/A       10,000                D
------------------------------------------------------------------------------------------------------------------------------------
                           01-17-02 / 01-16-11    Common Stock Options/ 10,000     N/A       10,000                D
------------------------------------------------------------------------------------------------------------------------------------
                           01-02-03 / 01-01-12    Common Stock Options/ 10,000     N/A       10,000                D
------------------------------------------------------------------------------------------------------------------------------------
                           04-01-03 / 04-01-03    Stock Purchase Agreement/ 1,215  N/A        1,215                D
------------------------------------------------------------------------------------------------------------------------------------
                           04-01-03 / 04-01-04    Stock Purchase Agreement/ 4,167  N/A        4,167                D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

** Intentional misstatements or ommissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           /s/ Shelly Rubin                          5/10/02
                           ----------------------------------------------------
                                  ** Signature of Reporting Person     Date
                           Shelly Rubin

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See instruction 6 for procedure.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1, 2003, Ms. Rubin will purchase 1,215 shares.

(4) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1, 2003 and 2004, Ms. Rubin will make purchases of common stock. These purchases will total 4,167 shares.

                                                                          Page 2